SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 34-67312 / June 29, 2012

Admin. Proc. File No. 3-14271

In the Matter of

CALAIS RESOURCES INC.
c/o John A. Hutchings, Esq.
Dill Dill Carr Stonbraker & Hutchings, P.C.
455 Sherman Street, Suite 300
Denver, CO 80203

OPINION OF THE COMMISSION

SECTION 12(j) PROCEEDING

Grounds for Remedial Action

Failure to Comply with Periodic Filing Requirements

Company failed to file certain annual and quarterly reports in violation of the filing requirements of Section 13(a) of the Securities Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13. *Held*, it is necessary or appropriate for the protection of investors to revoke the registration of the company's securities.

APPEARANCES:

   John A. Hutchings, Dill Dill Carr Stonbraker & Hutchings, P.C., for Calais Resources Inc.

   Kyle M. DeYoung, Neil J. Welch, Jr., and *David S. Frye,* for the Division of Enforcement

Appeal filed: August 12, 2011
Last brief received: October 31, 2011

I.

Calais Resources Inc. ("Calais" or the "Company") appeals from an administrative law judge's decision finding that the Company violated Section 13(a) of the Securities Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports for a period exceeding six years, and revoking the registration of the Company's securities.[1] We base our findings on an independent review of the record, except with respect to those findings not challenged on appeal.

II.

A.   Background

Calais is a Canadian corporation located in Nederland, Colorado with a class of securities registered pursuant to Section 12(g) of the Exchange Act.[2] Calais initially registered its securities as a "foreign private issuer" and filed annual reports on Form 20-F prepared in accordance with Canadian generally accepted accounting principles, with a reconciliation to U.S. generally accepted accounting principles.[3] In August 2003, after a financing that resulted in U.S. residents owning more than 50% of Calais's outstanding voting securities, Calais ceased to qualify as a "foreign private issuer" and became obligated to file its annual reports on Form 10-K.

In a letter dated March 2, 2007, the Division of Corporation Finance ("Corporation Finance") informed Calais that the Company did not appear to be in compliance with its Exchange Act reporting requirements.[4] On March 16, 2007, Calais responded to Corporation Finance's letter by informing Commission staff that it hoped to return to compliance within 120 days.[5] Calais further explained that it had not made the required filings because it could not pay

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[1]   Exchange Act Section 13(a) requires issuers of securities registered pursuant to Exchange Act Section 12 to file periodic reports in accordance with Commission rules. 15 U.S.C. § 78m(a). Rule 13a-1, 17 C.F.R. § 240.13a-1, requires issuers to file annual reports, and Rule 13a-13, 17 C.F.R. § 240.13a-13, requires issuers to file quarterly reports.

[2]   15 U.S.C. § 78l(g).

[3]   Exchange Act Rule 3b-4(c), 17 C.F.R. § 240.3b-4(c), defines "foreign private issuer" as any foreign issuer other than a foreign government. An issuer is not deemed a foreign private issuer if: (a) its outstanding voting securities are more than 50% owned by United States residents and (b) the majority of its executive officers or directors are United States citizens or residents, more than 50% of its assets are located in the United States, or its business is administered principally in the United States.

[4]   At that time, Calais's most recent report was a quarterly report filed by the Company on October 15, 2004 on Form 10-QSB.

[5]   Additionally, a staff member in Corporation Finance stated in a declaration dated

its auditor, but assured the staff that it would soon return to compliance because a major investor had agreed to pay for the necessary audits. On May 8, 2007, Calais's counsel informed Commission staff that the Company was about to file its delinquent reports and asked if the reports could be consolidated into a single filing. Corporation Finance denied this request and told Calais to file separate reports. Despite its assurances, Calais failed to file any periodic reports for four additional years. From 2005 through 2010, however, Calais filed nineteen Forms 8-K reporting sales of its securities in private placement transactions exempt from registration under Section 4(2) of the Securities Act of 1933.[6] On February 24, 2011, we issued an Order Instituting Proceedings ("OIP") with respect to Calais[7] and an Order Suspending Trading in Calais's securities for ten business days.[8]

October 11, 2011 that she received a letter from Calais dated April 4, 2007 "seeking a 120 day extension" for Calais to make its filings.

[6]   Pursuant to Rule of Practice 323, 17 C.F.R. § 210.323, which permits us to take official notice of any matter in the public official records of the Commission, we take official notice of the Forms 8-K filed by Calais with respect to the Company's sales of its securities on December 20, 2010, August 13, 2008, July 10, 2008, June 18, 2008, April 11, 2008, April 7, 2008, March 27, 2008, February 7, 2008, January 17, 2008, January 4, 2008, December 28, 2007, December 6, 2007, March 19, 2007, August 2, 2006, July 13, 2006, May 4, 2006, February 13, 2006 and February 10, 2006 (regarding the same sales), and December 27, 2005. Collectively, these sales involved over 68 million shares of Calais's common stock and warrants in exchange for cash and other consideration in excess of $6.2 million. Calais used the cash proceeds from the sales to pay operating expenses of the Company. For example, Calais's Form 8-K filed on July 7, 2008, discloses that the Company used $125,000 from the sale of stock and warrants to pay "critical accounts payable, including fees owed to legal, audit and accounting service providers, and other corporate expenses."

[7]   The OIP also named six other issuers. We issued an order revoking the registration of the securities of Bio-Life Labs, Inc. pursuant to a settlement agreement. Securities Exchange Act Rel. No. 64093 (Mar. 18, 2011), 100 SEC Docket 39058. The remaining issuers failed to file answers to the OIP and an administrative law judge issued an order making findings and revoking the registrations of their securities. Exchange Act Rel. No. 64482 (May 13, 2011), 101 SEC Docket 41195.

[8]   *Bio-Life Labs, Inc.*, Exchange Act Rel. No. 63951 (Feb. 24, 2011), 100 SEC Docket 38219. The order also suspended trading in the securities of five other issuers named in the OIP.

B.   Calais's Remedial Efforts

In its answer to the OIP, Calais admitted that it had not filed any annual or quarterly reports required by the Exchange Act since a quarterly report for the period ended on August 31, 2004, but argued that revoking the registration of its securities would be an "unduly harsh remedy" as the Company was willing and able to come into compliance with its reporting obligations. The law judge held four prehearing conferences during which Calais presented evidence of its efforts to return to compliance.

At the first prehearing conference held on March 29, 2011, Calais stated that it would file its 2010 annual report by April 22, 2011, annual reports for 2009 and 2008 by May 20, 2011, and all of its delinquent reports by June 17, 2011. On May 9, 2011, Calais filed an annual report for the 2010 fiscal year. The next day, at the second prehearing conference held on May 10, 2011, Calais acknowledged that all of its delinquent reports might not be filed by June 16, but represented that the Company would file all of the required reports "certainly well before" July 25, 2011.[9] The Division of Enforcement ("Divison"), while noting that the 2010 annual report remained under review, reported that the filing contained deficient disclosure on audit fees.

Between the second and third prehearing conferences, in May and June 2011, Calais filed three quarterly reports and two annual reports.[10] On June 14, 2011, the Division filed a declaration from an Assistant Chief Accountant in Corporation Finance noting that Calais had not yet filed all of its delinquent reports and identifying deficiencies in Calais's 2009 and 2010 annual reports.

As a "development" or "exploration" stage company, Calais is required to disclose in its annual reports "cumulative from inception" information as part of the financial statements required to be included with its Forms 10-K.[11] Stark Schenkein, LLP ("Stark"), Calais's auditor for the Company's financial statements from June 1, 2004 to the present, included financial information from the period encompassing the inception of the Company (December 31, 1986) through May 31, 2004 ("Inception to 2004 Period") that had been audited by KPMG, LLP ("KPMG"), a former Calais auditor, and referred to KPMG's audit report in Calais's 2009 and 2010 Forms 10-K.[12]

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[9]   The OIP ordered that an initial decision be issued by the administrative law judge no later than 120 days from the date of service of the order, resulting in a July 25, 2011 due date for the initial decision. *See* Rule of Practice 360(a)(2), 17 C.F.R. § 201.360(a)(2).

[10]   The quarterly reports covered two quarters of 2010 and the first quarter of 2011, and the annual reports covered the fiscal years ended on May 31, 2008 and May 31, 2009.

[11]   Statement of Financial Accounting Standards No. 7, paragraph 11.

[12]   Stark's audit reports for Calais's 2009 and 2010 annual reports state, in relevant part, "[t]he company's financial statements for the period from inception (December 31, 1986) to May 31, 2004 were audited by other auditors whose report expressed an unqualified opinion and included a going concern paragraph on those financial statements."

Rule 2-05 of Regulation S-X provides that if the principal accountant examining the financial statements of a company "elects to place reliance on the work of [another independent] accountant and makes reference to that effect in his report, the separate report of the other accountant shall be filed."[13] Calais, however, did not file KPMG's earlier audit report covering the financial information from the Inception to 2004 Period with its annual reports.[14] Calais represents that, in 2007 and 2008, it sought KPMG's permission to include KPMG's audit report for the Inception to 2004 Period in the Company's filings, but that KPMG refused. David K. Young, Calais's President and Chief Operating Officer, stated in a declaration dated September 15, 2011, that the Company contacted KPMG again in September 2011 and was working with Stark and KPMG to obtain an audit report for the Inception to 2004 Period. Young estimated that it would take "between six and nine months to do so."[15] Calais has provided no subsequent information on the status of that effort or the reasons why KPMG would not allow its audit report to be included in the Company's subsequent annual reports.

At the third prehearing conference held on June 24, 2011, Calais admitted that it had not filed all of the delinquent reports and requested additional time to review the Division's contentions, stating "we don't agree that the material deficiencies which are described are in fact material deficiencies." The law judge scheduled a final, fourth prehearing conference for July 18, 2011, to provide Calais additional time to report on its efforts to come into compliance with the Exchange Act.

On July 14, 2011, Calais filed the remaining seventeen overdue quarterly reports. The next day, Calais filed a single Form 10-K containing annual report disclosure for the 2005 through 2007 fiscal years. In a letter to the law judge dated July 18, 2011, the Division objected to the comprehensive Form 10-K filing, noting that Commission staff had previously denied Calais's request to make such filings. The Division also noted that the annual report failed to include independent auditor reports covering the Inception to 2004 Period and did not properly

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[13]   17 C.F.R. § 210.2-05.

[14]   Other deficiencies identified in the Assistant Chief Accountant's declaration included the designation of certain information in the Company's financial statements as "unaudited" in apparent violation of Rule 8-02 of Regulation S-X, 17 C.F.R. § 210.8-02, which requires "smaller reporting companies" such as Calais to file audited financial statements with the Commission. Calais's Forms 10-K identify the Company as a "smaller reporting company" within the meaning of Rule 12b-2 of the Exchange Act, 17 C.F.R. § 240.12b-2. Additionally, Commission staff guidance dating from January 16, 2001 states that audit fees disclosed in annual reports should include "those billed or expected to be billed for the audit of the registrant's financial statements for the most recently completed fiscal year and the review of financial statements for any interim period within that year", which Calais had not provided. *See* http://www.sec.gov/info/accountants/audindep/audinfaq.htm.

[15]   Young also asserted that it would cost the Company roughly $500,000 to obtain the audit report.

disclose audit fees.

At the fourth prehearing conference, Calais conceded that the Company should have filed separate Forms 10-K for fiscal years 2005 through 2007 but argued that the purpose of the filing requirements had been met because the comprehensive Form 10-K filing contained all of the information that the Company was required to provide to the public. Calais further argued that it had reported its audit fees in a manner similar to other issuers and, in any event, any deficiency in such disclosure did not raise a "significant" issue.

The law judge issued the initial decision on July 25, 2011, finding that Calais had admitted to violations of the Exchange Act's reporting requirements and that revocation of the Company's registration of securities was necessary or appropriate in the public interest. In determining to revoke Calais's registration, the law judge found that Calais's violations were serious and recurrent. The law judge also found that because of material deficiencies in Calais's filings, the Company had not cured the violations alleged in the OIP, and that there was no assurance of future compliance.

III.

Exchange Act Section 12(j) authorizes us, as we deem "necessary or appropriate for the protection of investors," to suspend (for a period not exceeding twelve months) or revoke the registration of a security if we find that an issuer has failed to comply with any provision of the Exchange Act or its rules and regulations.[16] Exchange Act Section 13(a) requires issuers of securities registered under Exchange Act Section 12 to file periodic and other reports with the Commission.[17] Exchange Act Rules 13a-1 and 13a-13 require such issuers to file annual and quarterly reports.[18] Calais admits that it failed to file any annual or quarterly reports required by the Exchange Act between the time the Company filed a quarterly report for the period ended August 31, 2004 and May 2011. Accordingly, we find that the Company has violated Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13.

Although Calais does not dispute its violations, the Company argues that revocation is not warranted here because of its recent efforts to return to compliance and other relevant circumstances.[19] Calais contends that the proceeding should be dismissed because of its

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[16]   15 U.S.C. § 78l(j).
[17]   15 U.S.C. § 78m(a).
[18]   17 C.F.R. § 240.13a-1, 240.13a-13.
[19]   Both Calais and the Division submitted motions to adduce additional evidence pursuant to our Rule of Practice 452, 17 C.F.R. § 201.452. Rule 452 allows us to accept additional evidence if it is material and there were reasonable grounds for failure to adduce such evidence previously.

Calais raises the only objection to the inclusion of the additional evidence, arguing for the "compelling efforts . . . to remedy past violations and insure future compliance." Alternatively, Calais argues that a "suspension of trading in Calais's securities" will be appropriate to "test" its assurances of future compliance.[20] As discussed below, we agree with the law judge that revocation is necessary or appropriate for the protection of investors.

In determining the appropriate sanction under Exchange Act Section 12(j), we are guided by the analysis we first set forth in *Gateway International Holdings, Inc.*[21] In *Gateway*, we held that our sanctions determination "turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand."[22] We provided a list of non-exclusive factors to be

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exclusion of statements in the Declaration of David S. Frye, counsel to the Division, summarizing conversations between Frye and two of Calais's former auditors, KPMG and Eide Bailly, LLP ("Eide"). Calais argues that this evidence is hearsay and lacks appropriate indicia of reliability.

We reject Calais's objection. Hearsay is admissible in administrative proceedings, and "we evaluate such evidence based on its probative value, its reliability and the fairness of its use." *Leslie A. Arouh*, Securities Exchange Act Rel. No. 62898 (Sep. 13, 2010), 99 SEC Docket 32306, 32323. Frye's declaration, made under the penalty of perjury pursuant to 28 U.S.C. § 1746, provides relevant details of Calais's efforts to come into compliance with the Exchange Act's reporting obligations. Additionally, Calais offers summaries of conversations with the same auditors, KPMG and Eide, in the September 15, 2011 declaration of David K. Young, Calais's President and Chief Operating Officer.

We have determined to grant the motions to adduce additional evidence. The evidence offered by Calais and the Division is material to this proceeding. The parties did not have the opportunity to supplement the record below by briefing the issues before the law judge as the initial decision was issued a week after the fourth prehearing conference, and certain evidence relates to events that occurred after the initial decision. Since we admit the additional evidence offered by the parties pursuant to Rule 452, we need not reach the question of whether certain of the Division's evidence qualifies for admittance pursuant to Rule of Practice 323, which permits us to take official notice of any matter in the public official records of the Commission. We therefore deny, as moot, the Division's alternative request to admit certain of its exhibits pursuant to Rule 323.

[20] Section 12(j) of the Exchange Act authorizes the Commission to suspend the registration of a company's securities for up to twelve months, while Section 12(k), 15 U.S.C. § 78l(k), governs the Commission's authority to suspend trading in any security. As relevant here, Section 12(k) permits the Commission to summarily suspend trading in certain securities for a period not exceeding ten business days. As previously noted, we suspended trading in Calais's securities on February 24, 2011, for ten business days.

[21] Exchange Act Rel. No. 53907 (May 31, 2006), 88 SEC Docket 430.

[22] 88 SEC Docket at 438-39.

considered in making this determination, including (i) the seriousness of the issuer's violations, (ii) the isolated or recurrent nature of the violations, (iii) the degree of culpability involved, (iv) the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and (v) the credibility of its assurances, if any, against further violations.[23]

Calais's violations are serious and recurrent, and they demonstrate a high degree of culpability. Calais failed to file nineteen quarterly reports and six annual reports over a period of six years, depriving both existing and prospective shareholders of current and reliable information about the Company's operations and financial condition, at the same time that it sold a significant number of its securities to investors.[24] We also note that Calais did not make any Form 12b-25 filings in connection with these delinquencies.[25] In its brief to us, Calais concedes that it can offer "no excuses for its failure to timely file periodic reports because it believes the Commission would not find compelling its reasons" for failing to file. Such a "long history of ignoring . . . reporting obligations" under the Exchange Act evidences a "high degree of culpability."[26]

We have held that a respondent's repeated failure to file its periodic reports on time is "so serious" a violation of the Exchange Act that only a "strongly compelling showing" regarding the other *Gateway* factors would justify a sanction less than revocation.[27] Calais argues that it has "exerted significant effort to remedy its past violations" by filing all past due reports, correcting deficiencies in its filings, and attempting to address the remaining deficiencies identified by the Division.[28]

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[23]   *Id.* at 439.

[24]   *Impax Labs., Inc.*, Exchange Act Rel. No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6251 (finding the issuer's failure to file six quarterly and two annual reports over the course of eighteen months to be serious and recurrent); *Am. Stellar Energy, Inc.,* Exchange Act Rel. No. 64897 (July 18, 2011),101 SEC Docket 43810, 43816 (finding the failure to file two annual reports and eight quarterly reports to be serious and the pattern of filing delinquencies over a nine-year period to be recurrent).

[25]   *See* Exchange Act Rule 12b-25, 17 C.F.R. § 201.12b-25(a) (requiring issuers to provide notice of inability to file a periodic report, along with supporting reasons, by filing a Form 12b-25 "no later than one business day after the due date" for such report); Form 12b-25, 17 C.F.R. § 249.322; *Cobalis Corp.*, Exchange Act Rel. No. 64813 (July 6, 2011), 101 SEC Docket 43379, 43389 n.31 (considering, in assessing the sanction, the issuer's failure to file Forms 12b-25 in connection with delays in its periodic reports).

[26]   *America's Sports Voice, Inc.*, Exchange Act Rel. No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 884 (involving an issuer who failed to comply with its reporting obligations for a period of more than five years).

[27]   *Nature's Sunshine Prods., Inc.*, Exchange Act Rel No. 59268 (Jan. 21. 2009), 95 SEC Docket 13488, 13500; *Impax*, 93 SEC Docket at 6252.

[28]   Calais amended the Company's annual reports to correct its disclosure on audit fees and revised the characterization of certain information in its annual reports from "unaudited"

Calais states that it initially hired Eide as its auditor several months before the OIP issued, and that Eide thereafter completed audits of the Company's financial statements for its 2005 through 2010 fiscal years. Two weeks prior to issuance of the OIP, Eide "advised Calais that it had identified an 'independence issue.'" Calais claims that it then sought an "opinion" from Commission staff that the "relationship which created the 'independence issue' was not so significant as to disqualify" Eide. According to Calais, the staff did not respond and the Company had to retain new auditors, which delayed the preparation of its filings.

However, the responsibility for any delay in the preparation of Calais's long overdue reports rests solely with Calais. Calais lacked annual audits and quarterly reviews dating back to the 2005 fiscal year, but did not engage Eide until October 2010, years after the majority of the audits and reviews should have occurred. We conclude that the incremental delay resulting from Calais's retention of new auditors to replace Eide was attributable to Calais's failure to initially timely hire an auditor to conduct the requisite audits and reviews, and is not mitigative.

We have found "revocation of registration to be in the public interest where an issuer's subsequent filings contain material deficiencies."[29] Calais argues that we have not revoked the registration of securities where a company has made all past due periodic filings and is current with respect to its periodic reporting requirements. Calais cites to our *American Stellar* and *Nature's Sunshine* decisions in support of this contention.[30] But, although Calais disputes the seriousness of the deficiencies, it acknowledges that its filings are not fully compliant with regulatory requirements. Calais is therefore not "current" with respect to its reporting requirements and remains out of compliance until all of the deficiencies have been resolved. Our precedent, including *American Stellar* and *Nature's Sunshine*, does not support the proposition that the mere filing of a past due report satisfies a company's Exchange Act reporting obligations. Moreover, we considered deficiencies in the issuer's filings in the *American Stellar* and *Nature's Sunshine* cases, where we ultimately concluded that revocation of registration was necessary or appropriate in the public interest.

Calais also argues that the deficiencies that remain do not support revocation because they do not go to the accuracy or completeness of the information filed by the Company in its reports. But Calais's contention that its reports contain accurate information responds only to one of the concerns addressed by the Exchange Act's reporting requirements. Exchange Act reports

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to "audited." *See supra* note 14 and accompanying text. The Division acknowledges that Calais has corrected these deficiencies.

[29]   *Am. Stellar,* 101 SEC Docket at 43818.

[30]   *Id.* at 43818 (noting deficiencies in the company's Form 10-K filings, including combining annual report disclosure for fiscal years 2008 and 2009 into a single filing); *Nature's Sunshine,* 95 SEC Docket at 13501 ("Dismissal of this proceeding against Nature's Sunshine, despite its numerous filing delinquencies and unresolved deficiencies, would significantly detract from the Exchange Act's reporting requirements.").

are designed to provide the public with information that is timely as well as accurate.[31] If issuers were permitted, at their discretion, to consolidate multiple years of annual reports into a single filing, the investing public would not be assured of the timely disclosure mandated by the Exchange Act. Additionally, as previously noted, during the period that Calais failed to file its periodic reports, the Company filed nineteen Forms 8-K reporting sales of its securities. Therefore, investors who would otherwise have had access to current and relevant information about Calais as they purchased the Company's securities had no current quarterly or annual reports of the Company to review during this time.

Calais further contends that its remedial efforts, expenditure of over $300,000 in fees to address its reporting problems, and ability to now stay current with its periodic filing requirements "is a credible assurance against further violations."[32] But Calais failed to file separate annual reports for 2005 and 2006, including the disclosure for those fiscal years in the Company's 2007 annual report. Our rules do not contemplate the consolidation of annual reports into a single, comprehensive, Form 10-K filing covering multiple reporting periods.[33] Moreover, Calais persisted in filing a comprehensive Form 10-K even though Corporation Finance expressly denied, on two separate occasions, Calais's request to consolidate multiple reports in a single filing.[34] Calais's decision to file its annual reports in a form that the Company knew Corporation Finance had twice rejected as improper indicates a troubling willingness of the Company to ignore clear staff directives regarding reporting obligations under the Exchange Act.

Calais has also failed to remedy the lack of audit reports covering the Inception to 2004 Period in its annual reports. Calais argues that the lack of audit reports for the Inception to 2004 Period has not resulted in any harm to the investing public because its filings contain accurate,

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[31]   *Cobalis*, 101 SEC Docket at 43388; *America's Sports Voice*, 90 SEC Docket at 885 (citing *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977) (stating that the reporting requirements are "the primary tool[s] which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities")); *see also United States v. Arthur Young & Co.*, 465 U.S. 805, 810 (1984) (observing that "[c]orporate financial statements are one of the primary sources of information available to guide the decisions of the investing public").

[32]   We note that expenditures on compliance efforts are normal business expenses that should not be accorded any special significance especially where, as here, they are incurred as a result of an issuer's failure to comply with statutory obligations.

[33]   *Am. Stellar*, 101 SEC Docket at 43818 n.23; *e-Smart Techs., Inc.*, 57 S.E.C. 964, 965 n.3 (2004).

[34]   Although our rules do not provide for such consolidation, our staff has discretionary authority to accept modified reports pursuant to procedures set forth on our website, www.sec.gov/divisions/corpfin/cfreportingguidance.shtml. As noted, Corporation Finance initially denied Calais's oral request, on May 8, 2007, to consolidate several reports into a single filing. Subsequently, in a letter dated January 31, 2011, Corporation Finance denied Calais's written request to combine several annual reports into a single Form 10-K filing.

audited financial information. Calais contends that it would be "manifestly unfair to base a sanction of revocation or suspension" on this deficiency.

We do not agree that Calais's deficiencies regarding its financial statements for the Inception to 2004 Period are immaterial. Even if KPMG previously audited the Company's financial statements, Calais is currently unable to obtain KPMG's consent to re-file KPMG's audit report from that period and Stark has not yet been able to issue its own audit report for the financial statements at issue. Without an independent auditor currently willing or able to issue an audit report for the financial statements covering the Inception to 2004 Period, we cannot characterize the information in those statements as audited, even if the statements were formerly the subject of a valid audit report. While Calais states that it intends to work with KPMG and Stark to obtain the necessary audit report, until it is filed, the Company's annual reports from 2005 to the present contain unaudited financial statements in violation of Rule 8.02 of Regulation S-X.[35]

Additionally, we are concerned about the circumstances surrounding the Company's intermittent efforts to address this deficiency. Calais's belated attempts to remedy the lack of comprehensive audit reports do not provide credible assurance against future violations. Calais states that it first requested an audit report from KPMG covering the Inception to 2004 Period in 2007 and 2008, but that KPMG refused to provide the audit report at that time. Calais therefore knew that the audit reports accompanying its annual report filings from May through July 2011 were deficient well before they were filed, but only engaged Corporation Finance on this issue after issuance of the initial decision.[36]

Calais asserts that it is now working with KPMG and the Company's current auditors to try to obtain the required audit report, but Calais contacted KPMG on this issue again only after the initial decision revoking the registration of its securities was issued. In September 2011, Calais requested access to KPMG's working papers for the Inception to 2004 Period.[37] In

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[35]   We note that, although Commission staff may grant a waiver from the requirement that development stage companies provide audited financial information from inception in its annual financial statements, where that waiver is obtained, the issuer must label the affected information as "unaudited" on the financial statements. *See* Division of Corporation Finance Financial Reporting Manual, p. 27, Section 1180.2(c), *available at* http://www.sec.gov/divisions/corpfin/cffinancialreportingmanual.pdf. Investors reviewing Calais's annual reports dating from 2005 to the present may mistakenly assume that all of the financial information contained in those reports is audited, as none of the information is labeled "unaudited." Such investors may accord all of the financial information provided in those annual reports equal weight when they might have otherwise viewed the unaudited portion of the financial statements differently from the audited information.

[36]   Calais requested a waiver excusing the Company from filing audit reports covering the Inception to 2004 Period in a letter dated September 8, 2011. Corporation Finance denied this request in a letter dated September 13, 2011.

response, KPMG requested signed consents from Calais and Stark as a condition of granting such access and forwarded the necessary documents to Calais in September 2011.[38] On October 31, 2011, Calais filed its reply brief on this appeal along with a second motion to adduce additional evidence, which included a declaration of Calais's President, David K. Young, dated October 24, 2011. Young's declaration stated that the consents requested by KPMG had been signed by Stark and Calais, and attached them as exhibits, but did not state whether or when they had been forwarded to KPMG. Furthermore, Calais did not sign its consent form until October 18, 2011, the day after the Division submitted evidence, along with its brief on this appeal, that KPMG had not received the consents.[39] Calais's relations with its former auditor, therefore, are consistent with a troubling pattern that the Company has shown of complying with regulatory requirements only when it has concluded that its continued failure to do so will result in significant adverse consequences.

Calais's filings also continue to be dilatory. Calais failed to timely file its quarterly report for the periods ended November 11, 2011 and February 29, 2012, further undermining the credibility of its assurances against further violations.[40] Additionally, "[i]n determining whether an issuer's assurances against future violations are credible, one factor we consider is whether the issuer is able to adhere to reasonable schedules that the issuer has proposed for the fulfillment of delinquent filing obligations."[41] Calais has repeatedly failed to adhere to self-imposed

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[37] According to Calais's President, "Calais does not possess sufficient financial records going back to the inception of Calais so as to permit a re-audit of the cumulative from inception (December 31, 1986) through May 31, 2004 information of Calais. Based on the recent advisement from KPMG, LLP, Calais is hopeful KPMG, LLP has sufficient records so as to ultimately allow its current auditors to issue the required audit report."

[38] The document to be signed by Stark stated, "[w]e understand the sole purpose of your review is to obtain information regarding [Calais] to assist you in planning your 2005 to 2011 audits." The document also included representations that Stark would protect the client's confidential information and seek KPMG's permission before providing such information to a third party. KPMG asked Calais to sign a document that stated, "You have our consent to make your work papers available for review by Stark Schenkein LLP and answer any and all questions regarding the work papers."

[39] As noted, although Calais estimated that its efforts to obtain an audit report for the Inception to 2004 Period would take six to nine months from mid-September, it has not filed revised audit reports with the affected Forms 10-K or provided an update on the status of its attempts to remedy this deficiency. Additionally, the record does not contain any evidence as to whether or when Calais sent the signed consent documents to KMPG.

[40] Pursuant to Rule of Practice 323, we take official notice of the Forms 12b-25 filed by Calais on January 17, 2012 and April 16, 2012, in connection with its delay in filing its Form 10-Qs for the quarters ended November 11, 2011, and February 29, 2012. *See Cobalis*, 101 SEC Docket at 43389 n.31 (considering conduct outside of the scope of the order instituting proceedings in assessing the sanction); *Nature's Sunshine*, 95 SEC Docket at 13497 n.27 (noting that the Commission may consider subsequent filing failures and other matters that fall outside the order instituting proceedings in assessing appropriate sanctions).

timeframes for filing its delinquent reports.

Under these circumstances, a sanction other than revocation would "reward those issuers [like Calais] who fail to file required periodic reports when due over an extended period of time" and "make last minute filings" only after becoming the subject of Exchange Act Section 12(j) proceedings.[42] Such conduct prolongs "indefinitely the period during which public investors [are] without accurate, complete, and timely reports,"[43] significantly undermines Exchange Act's reporting requirements,[44] and must be addressed with meaningful sanctions.[45]

An appropriate order will issue.[46]

By the Commission (Chairman SCHAPIRO and Commissioners WALTER, AGUILAR, PAREDES and GALLAGHER).

Elizabeth M. Murphy
Secretary

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[41]   *Am. Stellar*, 101 SEC Docket at 43817.

[42]   *Nature's Sunshine*, 95 SEC Docket at 13501; *see also Am. Stellar*, 101 SEC Docket at 43820.

[43]   *Am. Stellar*, 101 SEC Docket at 43820-43821 *(quoting Nature's Sunshine*, 95 SEC Docket at 13501); *see also Impax*, 93 SEC Docket at 6256 n.34 (declining to order a suspension instead of a revocation where the "hope that Impax would return to compliance within that period would very likely result in the necessity for another proceeding under Exchange Act Section 12(j) at the end of that period"); *America's Sports Voice*, 90 SEC Docket at 885 & nn.16-17 (rejecting respondent's request for a ninety-day grace period).

[44]   *Am. Stellar*, 101 SEC Docket at 43821; *Nature's Sunshine*, 95 SEC Docket at 13501. The need for finality in administrative proceedings provides further justification for our conclusion that revocation is necessary to protect the investing public. *See e-Smart*, 57 S.E.C. at 970 n.18; *Nature's Sunshine*, 95 SEC Docket at 13499.

[45]   If, after revocation, the Company is able to meet the applicable requirements, it may file a Form 10 to re-register its securities under Exchange Act Section 12(g). 15 U.S.C. § 78l(g); *see also Cobalis,* 101 SEC Docket at 43389 n.33, *Nature's Sunshine*, 95 SEC Docket at 13502 n.47; *Impax*, 93 SEC Docket at 6256.

[46]   We have considered all of the parties' contentions. We have rejected or sustained them to the extent that they are inconsistent or in accord with the views expressed in this opinion.

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 67312 / June 29, 2012

Admin. Proc. File No. 3-14271

In the Matter of

CALAIS RESOURCES INC.

c/o John A. Hutchings, Esq.
Dill Dill Carr Stonbraker & Hutchings, P.C.
455 Sherman Street, Suite 300
Denver, CO 80203

ORDER IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's opinion issued this day, it is

ORDERED that the registration of all classes of the registered securities of Calais
Resources Inc. under Section 12(g) of the Securities Exchange Act of 1934, be, and it hereby is,
revoked pursuant to Exchange Act Section 12(j).

By the Commission.

Elizabeth M. Murphy
Secretary

INITIAL DECISION RELEASE NO. 424
ADMINISTRATIVE PROCEEDING
FILE NO. 3-14271

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

In the Matter of BIO-LIFE LABS, INC., BSI2000, INC., CALAIS RESOURCES, INC., EGX FUNDS TRANSFER, INC., FISCHER IMAGING CORP., GREAT WESTERN LAND RECREATION, INC. (A/K/A GREAT WESTERN LAND AND RECREATION, INC.), and ID-CONFIRM, INC.	: : : : : : : : : : :	INITIAL DECISION AS TO CALAIS RESOURCES, INC. July 25, 2011

APPEARANCES: David S. Frye and Kyle DeYoung for the Division of Enforcement, Securities and Exchange Commission

John A. Hutchings and Fay M. Matsukage for Calais Resources Inc.

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

Background

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on February 24, 2011, alleging that Respondents failed to comply with Section 13(a) of the Securities Exchange Act of 1934 (Exchange Act) and Exchange Act Rules 13a-1 and 13a-13. The Commission directed an Initial Decision by July 25, 2011.

The allegations against all Respondents except Calais Resources Inc. (Calais Resources), have been resolved. See Bio-Life Labs, Inc., Exchange Act Release No. 64093 (Mar. 18, 2011) and Exchange Act Release No. 64482 (May 13, 2011). The OIP alleges that Calais Resources:

> is a British Columbia corporation located in Nederland, Colorado with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). [Calais Resources] is delinquent in its periodic filings with the

Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended August 31, 2004, which reported a net loss of $1,712,821 Canadian for the prior three months. As of February 16, 2011, the common shares of [Calais Resources] were quoted on OTC Link, had eleven market makers, and were eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

OIP at 2.[1]

Calais Resources admits these allegations except it states that the loss amount alleged is inaccurate.[2] Answer at 1. In its Answer and at prehearing conferences, Calais Resources admitted its failure to file periodic reports, but insisted that it is trying to cure the deficiencies, and that mitigating circumstances make revocation of its registration inappropriate.

On June 14, 2011, Chauncey L. Martin, Assistant Chief Accountant, Office of Enforcement Liaison, Division of Corporation Finance (Corporation Finance), filed a Declaration (Martin Declaration) stating that Calais Resources:

1. had not filed annual reports (Forms 10-K) for fiscal years ended May 31, 2005, through May 31, 2008, and quarterly reports (Forms 10-Q) for the periods ended November 30, 2004 through February 28, 2009;

2. filed Forms 10-K for the periods ended May 31, 2009, and May 31, 2010, however, these Forms 10-K contain financial information for fiscal years 2005 through 2008, which are unaudited, fail to include the reports of any auditors for the periods from December 30, 1986 through May 31, 2004, and do not disclose the audit fees for the current auditor, Stark Schenkein, LLP, as required; and

3. filed Forms 10-Q for the periods ended, August 31 and November 10, 2010, and February 28, 2011, on May 20 and May 26, 2011, respectively, which appear to have no material deficiencies.

I granted Calais Resources' request for time to respond to the Martin Declaration and set a fourth prehearing conference on July 18, 2011. On July 15, 2011, Calais Resources filed a Declaration of Fay M. Matsukage (Matsukage Declaration) that made the following representations:

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[1] On July 21, 2011, the OTC Markets web site stated that it "has discontinued the display of quotes on www.otcmarkets.com because it has been labeled Caveat Emptor (Buyer Beware) and because adequate current information has not been made available by the issuer of the securities." See www.otcmarkets.com.

[2] Calais Resources' Form 10-QSB filing for the period ended August 31, 2004, confirms the OIP statement of a net loss of $1,712,821 Canadian for the prior three months under U.S. GAAP. See 17 C.F.R. § 201.323.

1. Calais Resources has been working diligently with a new auditor since about March 10, 2011 (Matsukage Declaration at ¶ 8-9);

2. Calais Resources, as of July 14, 2011, has filed all quarterly and annual reports for the periods ended November 30, 2004, through February 28, 2011, which include annual reports for 2005 through 2010 (Matsukage Declaration at ¶ 10);

3. Calais Resources' quarterly reports for the quarters ended August 31, 2003, November 30, 2003, February 29, 2004, and August 31, 2004, and its annual report for the fiscal year ended May 31, 2004, contained financial statements prepared in accordance with Canadian GAAP, with a reconciliation to U.S. GAAP (Matsukage Declaration at ¶ 15-17);

4. In contrast to U.S. GAAP, Canadian GAAP does not identify companies as developmental or exploration stage and does not require "cumulative from inception" information in the balance sheet, income statement, statement of shareholders' equity and statement of cash flows (Matsukage Declaration at ¶ 18);

5. Since its financial statements prepared prior to the fiscal year ended May 31, 2005, were prepared in accordance with Canadian GAAP, Calais Resources did not include audit reports covering these prior periods (Matsukage Declaration ¶ 19);

6. Calais Resources did not disclose any audit fees paid to Stark Schenkein LLP in its annual reports for fiscal years ended May 31, 2005, through 2010 because those fees were billed during the fiscal year ended May 31, 2011, and the current fiscal year (Matsukage Declaration ¶ 21); and

7. Calais Resources did not receive comments from Corporation Finance through the usual comment practice. The only comments it received were those contained in the Martin Declaration filed in this proceeding (Matsukage Declaration ¶ 22).

On July 18, 2011, the Division of Enforcement (Division) filed a letter stating that:

1. Calais Resources is incorrect that Form 10-K does not require disclosure of audit fees incurred outside the period being audited. A decade-old Commission staff interpretation makes clear that audit fees billed or expected to be billed for the period being audited should be disclosed;

2. The "cumulative since inception" column is a required part of the year-end financial statements for a developmental or exploration stage company and is required to be covered by an independent audit report filed with the Form 10-K. The financial statements filed by Calais Resources with its annual reports for 2005, 2006, and 2007, however, are not in compliance with GAAP and Regulations S-K and S-X because they express no opinion on financial information prepared prior to May 31, 2005,

audited by other auditors. Calais Resources has not filed an independent auditor's report covering those periods; and

3. Calais Resources falsely claims to have filed Forms 10-K for the periods ended May 31, 2005, and 2006. Calais Resources filed a single Form 10-K for the period ended May 31, 2007, which purports to cover those periods. However, on January 31, 2011, Corporation Finance's Office of the Chief Accountant denied Calais Resources' request to make this single "super 10-K" filing.[3]

Findings of Fact and Conclusions of Law

Section 12(j) of the Exchange Act authorizes the Commission "as it deems necessary or appropriate for the protection of investors," to suspend for a period not exceeding twelve months, or revoke, the registration of a security if it finds that the issuer of such security has failed to comply with any provision of the Exchange Act or its rules or regulations.

Calais Resources admits that it has not filed periodic reports and is in violation of Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13. Answer at 2. The Commission has set out certain factors to be considered in determining what sanction will ensure that the public is protected. See Gateway Int'l. Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430. These non-exclusive factors include "(i) the seriousness of the issuer's violations; (ii) the isolated or recurrent nature of the violations; (iii) the degree of culpability involved; (iv) the extent of the issuer's efforts to remedy its past violations and ensure future compliance; and (v) the credibility of its assurance, if any, against further violations." See American Stellar Energy, Inc., Exchange Act Release No. 64897, slip at 7 citing Gateway.

As an initial matter, Calais Resources' violations are serious. Federal case law is emphatic and consistent that "[c]orporate financial statements are one of the primary sources of information available to guide the decisions of the investing public." U.S. v. Arthur Young & Co., 465 U.S. 805, 810 (1984). The Commission's case law stresses that current and prospective investors are entitled to access to a registrant's periodic reports. American Stellar Energy, Exchange Act Release No. 64897, slip at 9.

Calais Resources' violations were recurrent. It was delinquent in its periodic filings for six years, from 2004 through 2010, and the Commission sent a delinquency letter in 2007 before instituting this proceeding in 2011. See OIP at 2; Prehearing Tr. June 24, 2011, at 39. Calais Resources did not file most of the missing periodic reports until July 2011, shortly before the due date for an Initial Decision in this proceeding. Matsukage Declaration, Attachment A.

Calais Resources appears to claim that the Commission was in part responsible for its violations by failing to respond to an inquiry Calais Resources made in February 2011, and for

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[3] The Commission recently found that inclusion of 2008 audited financials in a company's 2009 Form 10-K did not satisfy the obligation under Exchange Act Rule 13a-1 to file a separate annual report for fiscal year 2008. See American Stellar Energy, Inc. (n/k/a Tara Gold Resources Corp., Exchange Act Release. No. 64897, slip at 9 (July 18, 2011).

not volunteering comments on its filings. Answer at 2; Matsukage Declaration at ¶ 6, 22-24; Prehearing Tr. July 18, 2011, at 57-59. These claims are unpersuasive. This proceeding is not an extension of time to file delinquent reports or correct filing deficiencies as sometimes occurs during the normal filing process. As specified in the OIP, this proceeding is to determine whether violations have occurred, and, whether it is necessary and appropriate for the protection of investors to suspend or revoke the registration of registered securities. See OIP at 3. There is no question that Calais Resources bears full responsibility for its violations. The Commission has found that a long history of ignoring reporting obligations under the Exchange Act evidences a high degree of culpability. See American Stellar Energy, Exchange Act Release No. 64897, slip at 8.

Finally, I held prehearing conferences on March 29, 2011, May 10, 2011, June 24, 2011, and July 18, 2011, to allow Calais Resources every opportunity to follow through on its representation that it would bring its filings up to date.   I accept the Division's representation that there are material deficiencies in the filings that Calais Resources has made to date. Despite Calais Resources' efforts and representations, it has not cured the deficiencies set out in the OIP, and there is no assurance of future compliance. See Prehearing Tr. March 29, 2011, at 3-8, Prehearing Tr. May 10, 2011, at 19-20; Prehearing Tr. June 24, 2011, at 32, 38; Prehearing Tr. July 18, 2011, at 60-63. Application of the Gateway criteria indicates that public investors need protection. Accordingly, I find that revocation of Calais Resources' registration of securities is necessary and appropriate in the public interest.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Calais Resources Inc. is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

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Brenda P. Murray
Chief Administrative Law Judge

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